Mail Stop 3561

April 5, 2007

Mr. Peter Folger
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, Massachusetts 01863

      Re: Courier Corporation
            Form 10-K for the year ended September 30, 2006
            Filed December 7, 2006
            File No. 000-07597

Dear Mr. Folger:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              David R. Humphrey
              Accounting Branch Chief